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                                                                    EXHIBIT 99.5

                            AMQUEST FINANCIAL CORP.
                            DUNCAN, OKLAHOMA 73534

                  [On letterhead of AmQuest Financial Corp.]

                                                                 August   , 1998

Dear Stockholder:

     You are cordially invited to attend the Special Meeting of Stockholders (the "AmQuest Special Meeting") of AmQuest Financial Corp., an Oklahoma corporation ("AmQuest"), to be held on September 24, 1998. The AmQuest Special Meeting will be held at the offices of AmQuest Bank, N.A., 2/nd/ Floor, 16 S. 9/th/ Street, Duncan, Oklahoma 73533, commencing at 1:30 p.m., local time.

     At the AmQuest Special Meeting, you will be asked to consider and vote upon a proposal to approve a Merger Agreement dated May 6, 1998 between AmQuest and BancFirst Corporation ("BancFirst"), pursuant to which AmQuest will merge (the "Merger") with and into BancFirst. It is anticipated that approval of the proposed Merger will be the only matter presented at the AmQuest Special Meeting. If the Merger is approved and consummated, each issued and outstanding share of AmQuest Common Stock will be converted into the right to receive .7917 shares of the common stock, par value $1.00 per share, of BancFirst ("BancFirst Common Stock"), subject to possible adjustment if the stockholders' equity of AmQuest is less than certain minimum levels specified in the Merger Agreement (the "Exchange Ratio"). Based on the closing price of BancFirst Common Stock on
                            , 1998, the unadjusted Exchange Ratio results in
$          of value in BancFirst Common Stock for each share of AmQuest Common
Stock. However, the Exchange Ratio is fixed (except for the possible equity adjustment) and the value of the consideration to be received by AmQuest stockholders upon consummation of the Merger will vary based on the market value of BancFirst Common Stock.

     Your Board of Directors submits the proposed Merger to you after careful review and consideration. We believe that the proposed Merger will enable stockholders of AmQuest to participate in the expanded opportunities for growth that association with a larger regional financial organization makes possible. In addition, shares of BancFirst Common Stock are traded on the Nasdaq National Market System and will provide liquidity that is not currently available to AmQuest stockholders.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF AMQUEST COMMON STOCK VOTE IN FAVOR OF THE MERGER AT THE AMQUEST SPECIAL MEETING.

     Stockholders are urged to read carefully the accompanying Joint Proxy Statement/Prospectus which contains detailed information concerning the matters to be considered at the AmQuest Special Meeting.

     Please mark, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. If you attend the AmQuest Special Meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card.

                                                Sincerely,



                                                T. H. McCasland, Jr.
                                                Chairman of the Board